# U.S. SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549



## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

**Commission File No. 1-13056**

For the period starting May 23, 2002 and ending June 30, 2002

**Cambior Inc.**



1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ Form 40-F _X_

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

CRG

## LIST OF DOCUMENTS

1 °  Press release issued by Cambior Inc. on June 12, 2002 announcing the renegotiating of its mandatory hedging covenants with its lenders.

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

**PRESS RELEASE**
**FOR IMMEDIATE RELEASE**

Longueuil, June 12, 2002
***All amounts are expressed in US dollars***

## CAMBIOR RENEGOTIATES ITS MANDATORY HEDGING COVENANTS WITH ITS LENDERS

Cambior Inc. is pleased to announce that it has successfully negotiated a 50% reduction in its mandatory gold hedging covenants with its lenders. The mandatory hedging requirement is now fixed at 35% of production from its existing mines until 2005. The agreement also calls for a new schedule of payments for its remaining portion of the term loan's outstanding balance with $3.4 million quarterly payments commencing June 2003 to September 2004 and a residual payment of $2.1 million on December 31, 2004. Cambior also has a $10 million un-drawn credit line facility which is due on December 31, 2005. The credit providers have also agreed that any new production from Cambior during the loan life will not be subject to the mandatory hedging covenants. This agreement also includes other favourable modifications. The Company intends to reduce the size of its current revenue protection program when market conditions provide opportunity.

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated "this 50% reduction in the mandatory hedged quantity for the next four years of production will allow us more flexibility in the management of our revenue protection program and will expose us to improvements in the gold market. We are aggressively pursuing the final feasibility study of the low cost Gross Rosebel gold project in Suriname planned for the third quarter of this year".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT" and "CBJ.WT.B", trade at the Toronto Stock Exchange.

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2002 Annual Information Form filed with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

- 30 -

For additional information, please contact:

**CAMBIOR INC.**
**Investor Relations**
Robert LaVallière
Manager
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-21

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CAMBIOR INC.**

Date: July 4, 2002

By: ______________________
Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary

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